Exhibit 99.8

NICE inContact CXone With RiverStar Improves Compliance and
Reduces Training Costs and Errors for Appriss Safety

RiverStar Unified Agent Desktop helps streamline agent experiences and increase efficiencies with individual workflows for agents

Salt Lake City, May 16, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced business results created for Appriss Safety with NICE inContact CXone and integrated RiverStar Unified Agent Desktop that streamlined agent experiences and increased efficiencies. RiverStar Unified Agent Desktop is available on CXexchange marketplace featuring ready-to-use applications designed to integrate with NICE inContact CXone™, the world’s #1 cloud customer experience platform.

Appriss Safety operates a comprehensive and up-to-date arrest data network, serving government agencies and commercial enterprises to save lives, fight crime, prevent fraud, and manage risk. To comply with state laws at Appriss Safety, agents must follow specific regulations based on the state from which a customer calls. Identifying the state of origin for each call was error-prone and tedious, and difficulty increased as state regulations changed or as new states were added. In addition, as more solutions were added to the Appriss portfolio, accurate communications and compliance management became even more problematic.

To meet the challenge, Appriss Safety uses CXone integrated with RiverStar Unified Agent Desktop to achieve the following benefits:

•	Improved compliance by 72 percent

•	Reduced training costs by 50 percent

•	Reduced errors by 35 percent

NICE inContact CXone with RiverStar Unified Agent Desktop was integrated with the Appriss ticketing system in order to automatically identify each call’s state of origin and display custom workflows accordingly. Using CXone with RiverStar, Appriss has developed dozens of individual workflows to streamline complex, state-based communications across all of their different products. As a result, Appriss agents are able to process calls more efficiently with fewer errors and remain in compliance.

“CXone with RiverStar Agent Desktop helped us trim time from every call handled, enabling better tracking of key success metrics and powering our contact center to automate significant portions of script delivery,” said Josh Bruner, President of Appriss’ Government division. “Training time has been cut in half. Quite simply, a great investment.”

RiverStar Unified Agent Desktop extends My Agent eXperience - MAX agent interface on CXone with the ability to unify agents’ desktop workflow experience. Unified Agent Desktop integrates tightly with both NICE inContact CXone and a company’s existing business systems - creating a single workspace to seamlessly manage customer interactions and providing agents with all the information they need in one central view.

“The CXone customer experience platform enables contact centers to customize robust solutions and continually adapt to changing requirements and customer expectations,” said Paul Jarman, CEO of NICE inContact. “We’re pleased to share the results of RiverStar’s integration with CXone working with Appriss Safety to deliver efficiencies, cost savings and streamlined agent experiences.”

NICE inContact CXone empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations. To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence—all on an Open Cloud Foundation.

DEVone offers partners broad tools and resources to enable independent software vendors (ISVs) like RiverStar to create new applications on CXone, including extensive documentation and support, and access to an online developer community. Companies interested in how RiverStar’s application works with CXone can visit CXexchange to learn more about the application and read reviews. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their applications ready to integrate easily with CXone.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s No. 1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, and DMG. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.